SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 28, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, April 28, 2026 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs holders of options to receive shares (“warrants”) that the final opportunity to exercise such warrants will take place on May 11 and 12, 2026, which is also the expiration date. Please note that Caja de Valores and/or the respective intermediaries may establish earlier internal cut-off dates for the receipt of exercise instructions.

In accordance with the applicable terms and conditions, each warrant entitles its holder to receive 1.6367 common shares, each with a par value of ARS 10, at an exercise price of USD 0.2641 per share.

Furthermore, we remind holders that they may elect to exercise their warrants under the “Net Exercise with Par Value Contribution” (cashless) modality, as approved by the Shareholders’ Meeting held on October 30, 2025. Under this alternative, holders will receive shares equivalent to the difference between the cash exercise price and the market value of the business day prior to the start of the exercise period, and will only be required to pay the par value of the shares to be issued (ARS 1 per share), plus the ADS issuance fee charged by BNY (USD 0.05 per ADS), in the event of conversion of common shares into ADS.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
April 28, 2026		Responsible for the Relationship with the Markets

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